                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Information to be Included in Statements
                   Filed Pursuant to 13d-1(a) and Amendments
                       thereto filed pursuant to 13d-2(a)

                               (AMENDMENT NO. 4)

                          COLUMBIA LABORATORIES, INC.
                                (Name of Issuer)

                          COMMON STOCK $ .01 PAR VALUE
                         (Title of Class of Securities)

                                   197779101
                                 -----------------
                                 (CUSIP Number)

                                 DAVID M. KNOTT
                      485 UNDERHILL BOULEVARD, SUITE 205,
                  SYOSSET, NEW YORK 11791-3419 (516) 364-0303
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               JANUARY 19, 1999
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (continued on following pages)

                                  SCHEDULE 13D

CUSIP No.197779101

===============================================================================

1   Name of Reporting Person                                    David M. Knott
    S.S. or I.R.S. Identification No. of above Person          SS# ###-##-####
-------------------------------------------------------------------------------

2   Check the Appropriate Box if a Member of a Group*                   (a)[X]
                                                                        (b)[ ]
-------------------------------------------------------------------------------

3   SEC Use Only
-------------------------------------------------------------------------------

4   Source of Funds*
                                                                        PF, OO
-------------------------------------------------------------------------------

5   Check Box if Disclosure of Legal Proceeding is Required

    Pursuant to Items 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------

6   Citizenship or Place of Organization                             U.S.A.
-------------------------------------------------------------------------------

Number of             7     Sole Voting Power                       884,200
Shares              -----------------------------------------------------------
Beneficially          8     Shared Voting Power                      96,100
Owned by            -----------------------------------------------------------
Each                  9     Sole Dispositive Power                  884,200
Reporting           -----------------------------------------------------------
Person                10    Shared Dispositive Power                 96,700
With
-------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person    980,900
-------------------------------------------------------------------------------

12  Check Box if the Aggregate Amount in Row (11) Excludes

    Certain Shares*                                                        [ ]
-------------------------------------------------------------------------------

13  Percent of Class Represented by Amount in Row (11)                    3.4 %
-------------------------------------------------------------------------------

14  Type of Reporting Person*                                                IN
===============================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.197779101

===============================================================================

1   Name of Reporting Person                               Knott Partners, L.P.
    S.S. or I.R.S. Identification No. of above Person           TIN# 11-2835793
-------------------------------------------------------------------------------

2   Check the Appropriate Box if a Member of a Group*                   (a)[X]
                                                                        (b)[ ]
-------------------------------------------------------------------------------

3   SEC Use Only
-------------------------------------------------------------------------------

4   Source of Funds*
                                                                           WC
-------------------------------------------------------------------------------

5   Check Box if Disclosure of Legal Proceeding is Required

    Pursuant to Items 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------

6   Citizenship or Place of Organization                               U.S.A.
-------------------------------------------------------------------------------

Number of              7  Sole Voting Power                           420,000
Shares              -----------------------------------------------------------
Beneficially           8  Shared Voting Power
Owned by            -----------------------------------------------------------
Each                   9  Sole Dispositive Power                      420,000
Reporting           -----------------------------------------------------------
Person                 10 Shared Dispositive Power
With
-------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person      420,000
-------------------------------------------------------------------------------

12  Check Box if the Aggregate Amount in Row (11) Excludes

    Certain Shares*                                                        [ ]
-------------------------------------------------------------------------------

13  Percent of Class Represented by Amount in Row (11)                   1.5 %
-------------------------------------------------------------------------------

14  Type of Reporting Person*                                               PN
===============================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No.197779101

================================================================================
 1  Name of Reporting Person                       Dorset Management Corporation
    S.S. or I.R.S. Identification No. of above Person            TIN# 11-2873658
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group*              (a)      [X]

                                                                   (b)      [ ]
--------------------------------------------------------------------------------
 3  SEC Use Only
--------------------------------------------------------------------------------

 4  Source of Funds*                                                        00
--------------------------------------------------------------------------------

 5  Check Box if Disclosure of Legal Proceeding is Required
    Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization                                  U.S.A.
--------------------------------------------------------------------------------
Number of                 7  Sole Voting Power                          448,000
Shares                    ------------------------------------------------------
Beneficially              8  Shared Voting Power                         96,100
Owned by                  ------------------------------------------------------
Each                      9  Sole Dispositive Power                     448,000
Reporting                 ------------------------------------------------------
Person                    10 Shared Dispositive Power                    96,100
With
--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person        544,100
--------------------------------------------------------------------------------

12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                         [ ]
--------------------------------------------------------------------------------

13  Percent of Class Represented by Amount in Row (11)                     1.9 %
--------------------------------------------------------------------------------

14  Type of Reporting Person*                                               CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No.197779101

================================================================================

 1   Name of Reporting Person                  Mattterhorn Offshore Fund Limited
     S.S. or I.R.S. Identification No. of above Person                    N/A
--------------------------------------------------------------------------------

 2   Check the Appropriate Box if a Member of a Group*            (a)     [x]

                                                                  (b)     [ ]
--------------------------------------------------------------------------------

 3   SEC Use Only
--------------------------------------------------------------------------------

 4   Source of Funds*
                                                                          WC
--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceeding is Required
     Pursuant to Items 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------

 6   Citizenship or Place of Organization            British Virgin Islands
--------------------------------------------------------------------------------

Number of             7   Sole Voting Power
Shares               -----------------------------------------------------------
Beneficially          8  Shared Voting Power                          96,100
Owned by             -----------------------------------------------------------
Each                  9  Sole Dispositive Power
Reporting            -----------------------------------------------------------
Person               10  Shared Dispositive Power                     96,100
With
--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person      96,100
--------------------------------------------------------------------------------

12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                       [ ]
--------------------------------------------------------------------------------

13  Percent of Class Represented by Amount in Row (11)                   0.3 %
--------------------------------------------------------------------------------

14  Type of Reporting Person*                                             CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13-D

          Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on July 16, 1998 (the "Schedule 13D") by (i) David M. Knott, (ii) Knott Partners, L.P., (iii) Dorset Management Corporation, and (iv) Matterhorn Offshore Fund Limited (collectively, the "Reporting Persons").

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY

          Item 5 is hereby amended to read in full as follows:

          (a) To the knowledge of the Reporting Persons, based upon information reported in Amendment No. 4 to Schedule 13D dated December 14, 1998 filed by James J. Apostolakis and certain of the Other Reporting Persons and Amendment No. 2 to Schedule 13D dated December 18, 1998 filed by Anthony R. Campbell, an aggregate of 3,896,400 shares of the Company's Common Stock, representing approximately 13.6% of the shares of outstanding Common Stock, were beneficially owned by the Reporting Persons and the Other Reporting Persons, 2,937,500 shares of which, representing approximately 10.2% of the shares of the outstanding Common Stock/1/, were beneficially owned by the Other Reporting Persons.

          Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 ("Rule 13d-3"), Mr. Knott may be deemed to own beneficially 980,900 shares of the Company's Common Stock, which represents 3.4% of all outstanding Common Stock of the Company and includes all of the shares beneficially owned or deemed to be beneficially owned by the persons named below in this Paragraph (a).

          The Partnership beneficially owns 420,000 shares of the Company's Common Stock, which represents 1.5% of all outstanding Common Stock of the Company.

          Pursuant to Rule 13d-3, Dorset may be deemed to own beneficially 544,100 shares of the Company's Common Stock, which represents 1.9% of all outstanding Common Stock of the Company and includes all of the shares beneficially owned by Matterhorn.

          Matterhorn beneficially owns 96,100 shares of the Company's Common Stock, which represents 0.3% of all outstanding Common Stock of the Company.

          Each of Mr. Knott, the Partnership, Dorset and Matterhorn disclaims beneficial ownership of the securities beneficially owned by any other Reporting Person. Mr. Knott disclaims beneficial ownership of the securities beneficially owned by Mrs. Knott. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the Other Reporting Persons.

-------------------------
/1/ Based upon 28,684,687 shares of Common Stock reported by the Company to be outstanding as of October 31, 1998.

          (b) Mr. Knott individually (i) has the sole power to vote and to dispose of (1) 16,200 shares of the Company's Common Stock held in his and his IRA's accounts and (2) 420,000 shares held in the Partnership's account, and
(ii) shares with the account owner the power to dispose of (but not to vote) 600 shares held by the account of Mrs. Knott's IRA.

          As President of Dorset, Mr. Knott (iv) has the sole power to vote and to dispose of 448,000 shares of the Company's Common Stock and (v) shares with the respective account owner the power to vote and to dispose of 96,100 shares held in Matterhorn's account.

          The Partnership (except through its sole general partner, Mr. Knott) neither holds nor shares with any person the power to vote or to dispose of the Company's Common Stock.

          Matterhorn shares with Dorset and Mr. Knott the power to vote and to dispose of 96,100 shares held by Matterhorn.

          (c) Each transaction in the Common Stock made by the Reporting Persons since the most recent filing on Schedule 13D is described on Schedule 1 annexed hereto. All such transactions were effected in the open market in ordinary brokerage transactions through various broker-dealer firms.

          (d) Of the 980,900 shares of Common Stock which may be deemed to be beneficially owned by Mr. Knott, all but the 16,200 shares held in his and his IRA's accounts are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares. No individual person or entity has such right with regard to greater than five percent of the class of Common Stock.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended to read in full as follows:

          The understanding referred to in Item 4 has been reflected in the agreement described in Item 7, which was entered into on December 30, 1998 among the Company, certain members of senior management, Mr. Knott, the Partnership, and certain additional Other Reporting Persons, the terms of which are hereby incorporated by reference. The principal provisions of the agreement are described under the caption "Certain Other Transactions" in the Company's definitive proxy statement for the annual meeting of stockholders to be held on January 28, 1999, which was dated December 30, 1998 and filed with the Securities and Exchange Commission on December 31, 1998.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended to include the following:

          2. Agreement dated as of December 30, 1998, by and among Columbia Laboratories, Inc., William J. Bologna and Norman M. Meier, and James J. Apostolakis, David Ray, Bernard Marden, Anthony R. Campbell, David M. Knott and Knott Partners, L.P.


                              SIGNATURES
                              ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          /s/ DAVID M. KNOTT
                          __________________________________________________
                              DAVID M. KNOTT


                          KNOTT PARTNERS, L.P.

                              /s/ David M. Knott
                          By:_______________________________________________
                             David M. Knott, General Partner



                          DORSET MANAGEMENT CORPORATION

                              /s/ David M. Knott
                          By:_______________________________________________
                             David M. Knott, President


                          MATTERHORN OFFSHORE FUND LIMITED

                          By:  Inter Caribbean Services, Ltd., Sole Director

                              /s/ Wiekert Weber
                          By:_______________________________________________
                             Wiekert Weber, Attorney-In-Fact


Dated:    January 19, 1999

                                                SCHEDULE 1


TRANSACTION           PERSON NAMED IN                                                        NUMBER              PRICE PER
   DATE               ITEM 5, PARAGRAPH (a)                   TRANSACTION TYPE               OF SHARES           SHARE ($)
-----------           ---------------------------             ----------------               ---------           ---------
 1/8/99               Mr. Knott/Dorset                              Purchase                    17,900                3.95
 12/28/98             Mr. Knott/Partnership                         Sale                        32,600                2.84
 12/31/98             Mr. Knott/Partnership                         Sale                         7,400                2.78
 1/8/99               Mr. Knott/Dorset/Matterhorn                   Purchase                     4,100                3.95
 12/21/98             Mr. Knott (for minor children)                Sale                         7,200                3.09